DFP Holdings Limited

2F-1, No. 178-5, Section 2, Chang’an East Road, Zhongshan District, Taipei City, Taiwan

September 6, 2023

VIA EDGAR

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Mr. Stephen Kim and Ms. Theresa Brillant

C.C.: Attorney Advisor, Mr. Nicholas Nalbantian

Re:	DFP Holdings Limited
Registration Statement on Form S-1/A
Filed September 6, 2023
File No. 333-271858
Request for Acceleration of Effectiveness

Dear Mr. Kim and Ms. Brillant,

In accordance with Rule 461 of the Securities Act of 1933, as amended, DFP Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Friday September 8, 2023, or as soon thereafter as possible.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

/s/ Hsu Shou Hung
Hsu Shou Hung
Chief Executive Officer